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September 20, 2007	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR and HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jeffrey Riedler, Assistant Director

Gregory Belliston

Vanessa Robertson

Lisa Vanjoske

Re:	MAP Pharmaceuticals, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File Number: 333-143823

Dear Mr. Belliston:

On behalf of MAP Pharmaceuticals, Inc. (the “Company” or “MAP”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which the Company initially filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2007 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2 to the Registration Statement (“Amendment No. 2”), filed with the Commission on August 20, 2007.

The Company has revised Amendment No. 2 to reflect the Company’s responses to the comments received by facsimile on August 23, 2007 from the staff of the Commission (the “Staff”). For ease of review, below each of the numbered comments of the Staff we have set forth each of the Company’s responses.

FORM S-1

Prospectus Summary, page 1

1.	We note your response to comment 2. Where you discuss MAP0005 and MAP0001 on pages 2, 50, and 57, please disclose the following:

•	The countries in which you conducted (or will conduct) clinical trials.

September 20, 2007

•	You have not yet filed INDs for these products with the FDA.

•	You must file INDs prior to beginning subsequent clinical trials.

•	Filing an IND could delay or stop the drug candidates’ development.

•	Discuss how it will be permissible to conduct a phase 2a trial on MAP0005 even though you apparently have not yet conducted a phase 1 trial on this product candidate.

Response: In response to the Staff’s comment, the Company respectfully submits that it has disclosed in the Registration Statement that delays in obtaining approvals to commence clinical trials will delay or stop the drug candidates’ development. However, in response to the Staff’s comment, the Company has revised its disclosure on pages 2, 51 and 59 of Amendment No. 3.

* * *

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen

of LATHAM & WATKINS LLP

cc:	Timothy S. Nelson, MAP Pharmaceuticals, Inc.

Christopher Y. Chai, MAP Pharmaceuticals, Inc.

Charlene A. Friedman, MAP Pharmaceuticals, Inc.

Tracy T. Lefteroff, PricewaterhouseCoopers LLP

Gregory N. Vlahos, PricewaterhouseCoopers LLP

Mark B. Weeks, Esq., Heller Ehrman LLP

Nora L. Gibson, Esq., Heller Ehrman LLP

Lora D. Blum, Esq., Heller Ehrman LLP